Exhibit 99.3

ASX, Nasdaq and Media Release

November 15, 2024

Market Announcements Office Australian Securities Exchange Limited 20 Bridge Street

SYDNEY NSW 2000

Dear Ms.,

Results of 2024 Annual General Meeting Opthea Limited(ASX: OPT)

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

Yours faithfully

/s/ Karen Adams

Karen Adams

Company Secretary

Opthea Limited

Annual General Meeting Friday, 15 November2024

Results of Meeting

The following information is provided in accordance with section 251AA(2)of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy's Discretion	Abstain	For	Against	Abstain*	Carried/ Not Carried
1 Re-Election of Director - Mr. Lawrence Gozlan	Ordinary	487,490,317 78.99%	129,072,173 20.91%	616,9170.10%	334,800	488,298,744 79.09%	129,088,628 20.91%	334,800	Carried
2 Re-Election of Director - Mr. Sujal Shah	Ordinary	615,034,434 99.73%	1,025,137 0.17%	616,669 0.10%	837,967	615,842,613 99.83%	1,041,592 0.17%	837,967	Carried
3 Adoption of remuneration report	Ordinary	478,370,820	136,422,892	711,552	131,586	479,237,372	136,439,347	163,586	Carried
		77.72%	22.16%	0.12%		77.84%	22.16%
4 Issue of options to Dr. Jeremy Levin under the NED share and option plan	Ordinary	488,046,315 79.05%	128,688,968 20.84%	671,087 0.11%	107,837	488,904,402 79.16%	128,705,423 20.84%	107,837	Carried
5 Issue of options to Mr. Lawrence Gozlan under the NED share and option plan	Ordinary	486,057,661 78.97%	128,795,698 20.92%	666,087 0.11%	117,404	486,910,748 79.08%	128,812,153 20.92%	117,404	Carried
6 Issue of options to Dr. Julia Haller under the NED share and option plan	Ordinary	488,035,913 79.05%	128,697,578 20.84%	669,712 0.11%	111,004	488,892,625 79.16%	128,714,033 20.84%	111,004	Carried
7 Issue of options to Dr. Susan Orr under the NED share and option plan	Ordinary	488,029,769 79.04%	128,711,722 20.85%	661,712 0.11%	111,004	488,878,481 79.16%	128,728,177 20.84%	111,004	Carried
8 Issue of options to Mr. Quinton Oswald under the NED share and option plan	Ordinary	487,983,310 79.04%	128,707,322 20.85%	661,712 0.11%	161,863	488,832,022 79.16%	128,723,777 20.84%	161,863	Carried
9 Issue of options to Mr. Anshul Thakral under the NED share and option plan	Ordinary	486,327,104 78.77%	128,786,758 20.86%	2,271,776 0.37%	128,569	488,785,880 79.14%	128,803,213 20.86%	128,569	Carried
10 Issue of options to Mr. Sujal Shah under the NED share and option plan	Ordinary	487,941,087 79.03%	128,785,578 20.86%	661,712 0.11%	125,830	488,789,799 79.14%	128,802,033 20.86%	125,830	Carried
11 Approval of the issue of equity securities under LTIP	Ordinary	566,940,188 91.83%	49,785,317 8.06%	661,712 0.11%	126,990	567,756,900 91.94%	49,801,772 8.06%	158,990	Carried
12 Ratification of Shares and Options	Ordinary	601,895,009	1,520,787	659,102	7,082,388	602,745,621	1,537,242	7,082,388	Carried
		99.64%	0.25%	0.11%		99.75%	0.25%

* Votes cast by a person who abstains on an item are not counted in calculating the required majority a poll.